SECUI 18000709

OMB APPROVAL
OMB Number: 3235-0123
Expires: August 31, 2020
Estimated average burden
hours per response...... 12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-69505

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2016 AND ENDING 09/30/2017
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alchemy Securities, LLC
NKA - Charles Towne Securities LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Sandwedge Lane
(No. and Street)

ISLE OF PALMS (City) SC (State) 28210 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Scott Ilario - 704-516-1836
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jerome Davies, C.P.A., P.C.
(Name – *if individual, state last, first, middle name*)

3605 Sandy Plains Rd. (Address) Marietta (City) GA (State) 30066 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 26 2018
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott L. Ilario, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alchemy Securities, LLC, as of September 30, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Scott Ilario
Signature

Chief Executive Officer
Title

Michelle Kaprich
Notary Public

MICHELLE KAPRICH NOTARY PUBLIC STATE OF SOUTH CAROLINA My Commission Expires 02-20-2026

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Alchemy Securities, LLC
(A wholly owned subsidiary of Alchemy Global Holdings)

Financial Statements and Supplemental Disclosures

September 30, 2017

(with report of Independent Registered Public Accounting Firm)

Alchemy Securities, LLC
September 30, 2017

Contents **Page**

JDCPA

Jerome Davies, CPA, P.C.

3605 Sandy Plains Rd.
Suite 240-480
Marietta, GA 30066
(347) 512-6085

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Alchemy Securities, LLC

We have audited the accompanying statement of financial condition of Alchemy Securities, LLC (the Company) as of September 30, 2017, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alchemy Securities, LLC as of September 30, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jerome Davies, CPA, P.C.

Jerome Davies, CPA, P.C.
Marietta, Georgia
November 22, 2017

Alchemy Securities, LLC
Statement of Financial Condition
As of September 30, 2017

ASSETS		
Cash	$	12,399
TOTAL ASSETS	$	12,399
LIABILITIES & MEMBER'S EQUITY		
Liabilities		
Accounts Payable	$	125
Total Liabilities		125
Member's Equity		12,274
TOTAL LIABILITIES & MEMBER'S EQUITY	$	12,399

See Notes to Financial Statements

Alchemy Securities, LLC
Statement of Income
For the Year Ended September 30, 2017

Revenue		
Investment Banking Fees	$	80,500
Other Income-Onboarding Fees		15,343
Total Revenue		95,843
Expenses		
Compensation Expense		68,150
FINRA Expenses		9,374
Professional Services		8,850
Occupancy		5,550
Other Operating		2,750
Total Expenses		94,674
Net Income	$	1,169

See Notes to Financial Statements

Alchemy Securities, LLC
Statement of Changes in Member's Equity
For the Year Ended September 30, 2017

Member's Equity at September 30, 2016	$	17,905
Member's Contributions		3,700
Net Income		1,169
Member's Distributions		(10,500)
Member's Equity at September 30, 2017	$	12,274

See Notes to Financial Statements

Alchemy Securities, LLC
Statement of Cash Flows
For the Year Ended September 30, 2017

OPERATING ACTIVITIES		
Net Income	$	1,169
Decrease in Receivables		3,440
Decrease in Accounts Payable		(2,303)
Net Cash Provided by Operating Activities		2,306
FINANCING ACTIVITIES		
Member Contributions		3,700
Member Distributions		(10,500)
Net Cash Used by Financing Activities		(6,800)
Increase (Decrease) in Cash		(4,494)
Cash at Beginning of Period		16,893
Cash at End of Period	$	12,399

See Notes to Financial Statements

<u>Notes To Financial Statements</u>

Note 1. Nature of Business And Significant Accounting Policies

Nature of business: Alchemy Securities, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides private placements and M&A advisory services for the sports and entertainment sectors. The Company signed its membership agreement with FINRA on September 4, 2015. The Company is a single-member limited liability company wholly- owned by Alchemy Global Holdings, LLC (AGH). As a limited liability company the member's liability is limited to their investment.

A summary of the Company's significant accounting policies follows:

The Company follows accounting standards established by the Financial Accounting Standards Board (FASB) to ensure consistent reporting of financial condition, results of operations, and cash flows. References to Generally Accepted Accounting Principles (GAAP) in these footnotes are to the *FASB Accounting Standards Codification*™, sometimes referred to as the Codification or ASC.

Basis of presentation: The financial statements include only the accounts of the Company. The statements of operations, change in member's equity and cash flows are presented only for the year ended September 30, 2017.

Basis of accounting: The Company prepares its financial statements on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (GAAP). Under the accrual basis of accounting, revenues are recognized when they are earned and expenses are recognized when the underlying obligations have been incurred.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition: Investment banking fees consist of private placement and advisory fees and are recognized when earned in accordance with the terms of the agreement with the customer.

Subsequent Events: The Company has evaluated its subsequent events through the date that the accompanying financial statements were issued. The Company had no material subsequent events requiring an adjustment to or disclosure in the financial statements.

Note 2. Income Tax Status

As a single-member limited liability company, the Company is treated as a "disregarded entity" for income tax purposes. Thus, for federal income tax purposes, the Company is accounted for as a division

of AGH and does not file separate tax returns. The Company's financial activity is reported in conjunction with the federal and state income tax filings of AGH. Therefore, no income tax liability nor provision expense has been recognized. Income taxes have not been provided, as the members of AGH are individually liable for taxes, if any, on their share of AGH's net income or loss. AGH may recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses de-recognition, classification, interest and penalties on income taxes, and accounting in interim periods.

Management evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment or material accrual to the financial statements to comply with the provisions of this guidance.

AGH files income tax returns in U.S. federal jurisdiction and in South Carolina. AGH is subject to U.S. federal and state income tax examinations by tax authorities for tax years starting in 2014.

Note 3. Net Capital Requirement

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

Rule 15c3-1 also requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2017, the Company had net capital of $12,274, which was $7,274 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.01 to 1.

Note 4. Related Party Transactions

As of September 30, 2017, the Company had no payable due to or receivables due from AGH. The Company entered into an expense sharing agreement with Alchemy Global Holdings, LLC, the Company's parent, for certain overhead and administrative expenses, which was terminated December 31, 2016. Expenses allocated under this agreement include rent, office supplies, and utilities. For the year ended September 30, 2017, the Company recorded an expense of $5,550 under the agreement.

Note 5. Commitments and Contingencies

For the year ended September 30, 2017 the Company is aware of no commitments, contingencies or guarantees that might result in a loss or future obligation.

Note 6. Concentrations

The Company maintains principally all cash balances in one financial institution which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the

Company is solely dependent upon daily bank balances and the strength of the financial institution. The Company has not incurred any losses on this account. At September 30, 2017, the amount in excess of insured limits was $0.

The Company earned 84% of its revenue from three customers, including one customer comprising 45% of revenue.

Note 7. Cash Flow Information

The Company had non-cash financing transactions relating to forgiveness of amounts due to its parent pursuant to an expense sharing agreement for overhead. These transactions amounted to $3,700 for the year ended September 30, 2017.

Note 8. Fair Value of Financial Instruments

The Company's financial instruments consist of cash. The carrying value of this on-balance sheet financial instrument approximates its fair value. The Company has no off-balance sheet financial instruments. Under US GAAP, fair value estimates are ranked on a three-tier scale based on the relative reliability of the inputs used in the valuation. All financial instruments are considered Level 1.

Alchemy Securities, LLC
Schedule I
Computation of Net Capital Under SEC Rule 15c3-1
September 30, 2017

Net Capital		
Member's Equity	$	12,274
Nonallowable Assets		0
Net Capital	$	12,274
Aggregate Indebtedness	$	125
Computation of Basic Net Capital Requirements		
Minimum net capital requirement (the greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Excess Net Capital	$	7,274
Ratio of Aggregate Indebtedness to Net Capital		0.01 to 1

See Report of Independent Registered Public Accounting Firm

Note: The above computations do not differ materially from the firm's computations as shown on its FOCUS Report form X-17A-5 Part II-A dated September 30, 2017

Alchemy Securities, LLC
Supplemental Schedule II
Other Information
September 30, 2017

II - COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(i).

Alchemy Securities, LLC
Supplemental Schedule III
Other Information
September 30, 2017

III - INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(i).

JDCPA
Jerome Davies, CPA, P.C.

3605 Sandy Plains Rd.
Suite 240-480
Marietta, GA 30066
(347) 512-6085

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Alchemy Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Alchemy Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Alchemy Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Alchemy Securities, LLC stated that Alchemy Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Alchemy Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Alchemy Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jerome Davies, CPA, P.C.

Jerome Davies, CPA, P.C.
Marietta, Georgia
November 22, 2017

Alchemy Securities, LLC
Statement of Exemption
September 30, 2017

Alchemy Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claims an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provision") and (2) the Company met the exemption provision throughout the year ended September 30, 2017 without exception.

I, Scott Ilario, swear (or affirm) that to the best of my knowledge and belief, this Exemption Report is true and correct.

Scott Ilario

Alchemy Securities, LLC
Date: 11/22/2017